Exhibit 99.1

BIOVAIL CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 28, 2009

Report of Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Resolution #1:

On a vote by ballot, the shareholders approved the election of Biovail Corporation’s (“Biovail”)  Management director nominees to hold office until the close of the next annual meeting or until their successors are appointed or elected, as follows:

MANAGEMENT DIRECTOR NOMINEES	NUMBER OF VOTES IN FAVOUR	NUMBER OF VOTES WITHHELD	PERCENTAGE OF VOTES IN FAVOUR	PERCENTAGE OF VOTES IN WITHHELD
Dr. Douglas J.P. Squires	109,631,506	871,121	99.21%	0.79%
Mr. Serge Gouin	109,727,255	775,372	99.30%	0.70%
Mr. David H. Laidley	109,772,521	730,106	99.34%	0.66%
Mr. J. Spencer Lanthier	108,272,513	2,230,114	97.98%	2.02%
Mr. Mark Parrish	108,627,039	1,875,588	98.30%	1.70%
Dr. Laurence E. Paul	108,214,684	2,287,943	97.93%	2.07%
Mr. Robert N. Power	108,625,462	1,877,165	98.30%	1.70%
Mr. Lloyd M. Segal	109,762,403	740,224	99.33%	0.67%
Sir Louis R. Tull	109,613,789	888,838	99.20%	0.80%
Mr. Michael R. Van Every	109,511,887	990,740	99.10%	0.90%
Mr. William Wells	109,776,021	726,606	99.34%	0.66%

Resolution #2:

On a show of hands, the Chairman declared that the shareholders approved the reappointment of Ernst & Young LLP as auditors to hold office until the close of the next annual meeting and the authorization of the Board of Directors of Biovail to fix the remuneration of the auditors.

Resolution #3:

On a vote by ballot, the shareholders approved the resolution to amend Biovail’s By-law to (i) reduce the quorum requirement for meetings of shareholders of Biovail; and (ii) eliminate the Chairman’s casting vote at meetings of the Board of Directors, in the form of Schedule 2 to the Management Proxy Circular of Biovail dated April 21, 2009, as follows:

NUMBER OF VOTES IN FAVOUR:	103,186,556

PERCENTAGE OF VOTES IN FAVOUR:	93.4%

NUMBER OF VOTES AGAINST:	7,275,762

PERCENTAGE OF VOTES AGAINST:	6.6%

Resolution #4:

On a vote by ballot, the shareholders approved the resolution to amend Biovail’s 2007 Equity Compensation Plan (the “Plan”) to (i) increase the number of common shares issuable from treasury pursuant to the Plan; and (ii) increase the percentage of common shares that can be issued upon vesting of restricted share units pursuant to the Plan, in the form of Schedule 3 to the Management Proxy Circular of Biovail dated April 21, 2009, as follows:

NUMBER OF VOTES IN FAVOUR:	104,660,234

PERCENTAGE OF VOTES IN FAVOUR:	94.6%

NUMBER OF VOTES AGAINST:	5,914,260

PERCENTAGE OF VOTES AGAINST:	5.4%